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Milan

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:       Jeff Kauten, Staff Attorney

    Larry Spirgel, Office Chief

    Joyce Sweeney, Senior Staff Accountant

    Kathleen Collins, Accounting Branch Chief

Re: Amplitude, Inc.

    Response to Letter dated August 27, 2021

    Amendment No. 2 to Draft Registration Statement on Form S-1

    Submitted August 13, 2021

    CIK No. 0001866692

Ladies and Gentlemen:

Amplitude, Inc. (the “Company”) has filed with the U.S. Securities and Exchange Commission (the “Commission”) a Registration Statement on Form S-1 (the “Registration Statement”). The Registration Statement has been revised to reflect the Company’s responses to the comment letter received on August 27, 2021 from the staff of the Commission (the “Staff”), and we are hereby providing the Company’s responses to the Staff’s letter.

For ease of review, we have set forth below each of the numbered comments of the Staff’s letter dated August 27, 2021 in bold type followed by the Company’s responses thereto.

Amendment No. 2 to Draft Registration Statement on Form S-1

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures, page 70

1.

We note your measure of free cash flow includes an adjustment for direct listing expenses paid. Please remove this adjustment as charges that require cash settlement cannot be excluded from non-GAAP liquidity measures. Refer to Item 10(e)(1)(ii)(A) of Regulation S-K.

August 30, 2021

Response:    The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 71 and 72 of the Registration Statement accordingly.

Critical Accounting Policies and Estimates

Stock-Based Compensation Expense, page 87

2.

We note your letter dated August 13, 2021 and we request additional analysis supporting the significant increase in the estimated fair value of your common stock from December 2020 to June 2021. Please quantify and describe the extent to which each of the factors that you list impacted each valuation and support the fluctuations in your common stock valuation between each of the valuations from December 2020 to the most recent. To the extent that increases in your valuations were not solely attributable to changes in your financial condition or results of operations, quantify and describe how these other factors, such as company-specific or industry events, changes in valuation methodology or significant assumptions impacted each valuation.

Response:    The Company respectfully acknowledges the Staff’s comment and advises the Staff that it will provide the requested information in a supplemental response letter.

3.

Please tell us the fair value of the underlying common stock at each option grant date from December 2020 to now. Also, explain how you utilized a linear interpolation between the valuation dates. In this regard, your explanation at each valuation date implies that the fair value of your common stock at each grant date was equal to the most recent valuation before such grant.

Response:    The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has listed in the table below the estimated fair value of its common stock at each option grant date from December 2020 until now. Estimates of the Company’s common stock fair values were determined utilizing a linear interpolation between the most recent independent common stock and common stock option award valuations (independent valuation reports) before and after the date of each grant.

Grant date	Estimated common stock fair value per share	Fair value of option awards – Financial Reporting (a)
September 30, 2020 (Independent Valuation date)	$4.19	$2.08
December 16, 2020 (Grant date)	$5.13	$2.59
December 28, 2020 (Grant date)	$5.28	$2.67
December 31, 2020 (Independent Valuation date)	$5.32	$2.69
January 28, 2021 (Grant date)	$5.99	$3.00
February 24, 2021 (Grant date)	$6.64	$3.30
March 29, 2021 (Grant date)	$7.43	$3.66

August 30, 2021

March 31, 2021 (Independent Valuation date)	$7.48		$3.68
April 27, 2021 (Grant date)	$11.53		$5.44
May 17, 2021 (Grant date)	$14.53		$6.74
May 18, 2021 (Independent Valuation date)	$14.68		$6.81
June 29, 2021 (Grant date)	$21.58		$9.67
June 30, 2021 (Independent Valuation date)	$21.75		$9.94
August 8, 2021 (Grant date)	(b	)	(b	)
August 23, 2021 (Grant date)	(b	)	(b	)

a.

Compensation expense is recognized as expense over the employee’s or director’s requisite service period on a straight-line basis, except with respect to certain options and awards with performance-based vesting conditions upon certain liquidity events such as a change of control or an initial public offering. As of June 30, 2021, no such liquidity events have been achieved and therefore no expense has been recorded for performance-based awards.

b.

The Company has not yet determined the fair value per share for financial reporting purposes. The Company utilizes a linear interpolation between the most recent independent common stock and common stock option valuations before and after the date of grant to determine the fair value of the grant on the grant date. Currently, the Company’s most recent independent valuation report was as of June 30, 2021 with its next independent determination of fair value planned for August 31, 2021. The fair value of each award, therefore, is planned to be determined in conjunction with the August 31, 2021 valuation, and is subject to change. The next valuation to be performed subsequent to August 31, 2021 will be as of the earlier of the date of the Company’s direct listing or September 30, 2021, unless events or changes in circumstances necessitate the need for an additional valuation to be performed.

For financial reporting purposes, the Company determines the fair value of its common stock awards by linearly interpolating on a daily basis the increase between the independent valuation reports performed immediately prior to and immediately after the date of grant, when considered appropriate. The Company believes that this straight-line methodology, when applied, provides the most reasonable basis for the valuation of its common stock awards because the Company did not identify any single event that occurred during periods between valuation dates that would have caused a material change in fair value.

Plan of Distribution, page 185

4.	We note your response to prior comment 5; however, the added disclosure does not clarify in Plain English what the price validation test entails. Please clarify.

Response:    The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has consulted with Nasdaq regarding their rules and has revised the disclosure on page 191 of the Registration Statement accordingly.

Notes to Consolidated Financial Statements

Note 11. Subsequent Events, page F-34

5.

We note from your response to prior comment 8 that you are currently unable to estimate unrecognized stock-based compensation expense for the grants made subsequent to the most recent balance sheet date, please revise your disclosures to indicate as such. Refer to ASC 855-10-50-2(b).

Response:    The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page F-35 of the Registration Statement accordingly.

August 30, 2021

General

6.

Please revise the graphics in the forepart of the registration statement to present a balanced picture of the company’s financial health. In this regard, we note that you had a net loss for each period presented and indication of such should be given equal prominence with your current presentation, which emphasizes revenue growth and 12-month trailing revenue information. Refer to Securities Act Forms C&DI 101.02.

Response:    The Company respectfully acknowledges the Staff’s comment and has revised the graphics in the forepart of the Registration Statement accordingly.

* * *

August 30, 2021

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 463-3060 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Tad J. Freese
Tad J. Freese of LATHAM & WATKINS LLP

cc:	Spenser Skates, Amplitude, Inc.

Hoang Vuong, Amplitude, Inc.

Elizabeth Fisher, Amplitude, Inc.

Kathleen M. Wells, Latham & Watkins LLP

Richard Kim, Latham & Watkins LLP

Bradley C. Weber, Goodwin Procter LLP

Erica D. Kassman, Goodwin Procter LLP